[CAE Logo]	Press Release

Montreal, March 10, 2004 (NYSE: CGT; TSX: CAE) - CAE has been leading a consortium seeking to execute the CF-18 upgrade training (ADCTS) program on behalf of the government of Canada. While the company has not received official notification, CAE understands that the competing consortium, offering primarily U.S. equipment, has been selected to conclude this upgrade training contract.

If confirmed, this decision would be a perverse verdict that would undermine Canadian simulation technology, Canadian jobs and the potential for Canadian exports.

Fortunately, CAE will have C$500 million plus in primarily global orders for its military business this year, which will help cushion the impact.

On the web: www.cae.com

Media contact:	Investor relations:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com